Filed by Pennichuck Corporation
           Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934

                                   Subject Company:  Pennichuck Corporation
                                         Registration File No.:  333-101556

Posted on the Pennichuck Corporation website beginning January 6, 2003

                Provide Nashua with the highest quality water
                        at the lowest possible cost.

Costs, local control and a reliable supply of safe drinking water are three central issues related to the vote on January 14. We address these issues below, with reasons why Nashua's business community and residents should vote "No" on January 14. Feel free to call us at 882-5191

1.    Costs to Nashua taxpayers and water customers

      The City of Nashua would bond at least $167 million to buy the Pennichuck water system. According to their own consultant, the debt cost would be $8.9 million by the third year of City ownership - almost 4 times Pennichuck's current debt service.

      The City's consultant assumed the City would raise water rates by 34.5% over the first five years to meet operational expenses and the heavy public debt burden. In contrast, Philadelphia Suburban has stated that rates would not increase as a result of a merger.

      Nashua is already facing over $200 million in school construction and sewer improvement costs.

      Government spending is not as tightly controlled as it is in the investor-owned sector where the "bottom line" and the expectation to produce an adequate return on investment are powerful incentives for careful spending -- and for attracting and retaining the best people for the jobs.

2.    Local Control

      Nashua's water system has been managed locally for 150 years. Philadelphia Suburban relies on local management and has committed to retain Pennichuck's management team and staff.

      Karen White, Bedford Town Planner and a core member of the regional water subcommittee, praised Pennichuck's management team in her written testimony to the NH PUC: "management personnel . . . are intimately familiar with the communities they serve. There is a clear policy of trying to facilitate the best interest of the communities . . ."

      Local control and government control are not the same. Government has competing demands for public dollars. Water systems are not always government's highest priority -- in Massachusetts the MRWA twice increased water rates in 2002 and cut 190 staff after losing state money.

Under government ownership rates may be more influenced by local or regional politics. The NH Public Utilities Commission regulates investor-owned utilities. However, PUC's checks and balances oversight is eliminated under a city-owned water system.

3.    Water Quality and Stewardship

Water quality today is better than it was 20 years ago. Pennichuck as an investor-owned company will continue to safeguard Nashua's water quality under state and federal safe drinking water laws.

Pennichuck requires a minimum natural space buffer of 300 feet, twice that of City standards. Today 75 percent of Pennichuck's original 1990 acres remain undeveloped or are protected forever under conservation easements. Development within the watershed under Pennichuck's control has been accomplished using stringent watershed protection standards.

These are some of the reasons why Pennichuck customers and Nashua taxpayers should vote "No" on January 14. Thank you for your consideration. For more information please give us a call or visit our website www.pennichuck.com. -- Maurice Arel, Stephen Densberger, Charles Staab, Bonnie Hartley and Don Ware of Pennichuck Corporation.

The preceding posting from Pennichuck's website, originally posted on January 6, 2003, may be deemed to be solicitation material in respect of the proposed acquisition of Pennichuck by PSC, pursuant to an Agreement and Plan of Merger, dated as of April 29, 2002, by and between Pennichuck and PSC. Pennichuck and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger.

Information concerning any direct or indirect interest in the proposed merger of Pennichuck's directors and executive officers, including their beneficial ownership of Pennichuck common stock and the terms of change of control or similar arrangements with certain of Pennichuck's executive officers, may be found in Pennichuck's revised preliminary proxy statement-prospectus filed with the SEC by PSC today under a Registration Statement on Form S-4. The preliminary proxy statement-prospectus is available for free in the manner set forth below.

Investors and security holders are advised to read the definitive registration statement and proxy statement-prospectus regarding the merger with PSC when it becomes available, because it will contain important information, including certain changes from the preliminary filings.

Investors and security holders may obtain a free copy of the registration statement and proxy statement-prospectus and other documents filed by PSC and Pennichuck at the SEC's website at www.sec.gov. The proxy statement-prospectus and such other documents may also be obtained from Pennichuck by directing such request to Pennichuck Corporation, 4 Water Street, Nashua, NH 03060 or by calling (603) 882-5191.